Exhibit 99.1

Immediate report: decision in-principle to issue debentures pursuant to the
Company's shelf prospectus

The Company hereby provides notification that on June 16, 2011, the Board of Directors of the Company resolved to raise capital in the amount of approximately NIS 1.5 billion, by way of a public offering of up to three series of new non-convertible Debentures, pursuant to the Company's shelf prospectus dated June 1, 2011 (the "Shelf Prospectus").

The terms of the Debentures, to the extent issued, shall be set forth in the shelf offer report to be published by the Company.

With respect to the aforementioned issuance of the Debentures, the Company today submitted a request to amend the Shelf Prospectus, whereby certain additional undertakings of the Company in favor of the Debenture holders would be added to the terms of the Debentures, primarily regarding restrictions on creating pledges (negative pledge) subject to certain exceptions, and restrictions on providing undertakings in connection with financial covenants towards other lenders without providing an identical undertaking to the Debenture holders, subject to certain restrictions; and undertakings whereby the Company would make its best efforts to ensure that the Debentures are rated by at least one rating company by the repayment date, and additional grounds for demanding immediate repayment: terms pursuant to which other liabilities of the Company in an amount exceeding NIS 150 million become  immediately payable (cross-default), and instances in which the Bezeq Group's primary field of activity ceases to be the communications sector. It is emphasized that publication of the amendment to the Shelf Prospectus is subject to the approval of the Securities Authority and the Tel Aviv Stock Exchange Ltd. (the "Stock Exchange"), which has not yet been received as of the present date. The contents of the undertakings to be included in the amendment to the Prospectus which is published (if and to the extent published) and the final version thereof are liable to be materially different from the foregoing. It is further emphasized that the above description is a summary only, and the binding version of the amendment to the terms of the  Debentures shall be the full version as included in the amendment to the Prospectus, if and to the extent published.

In addition, the rating company, S&P Maalot Ltd., today announced a rating of ilAA+,1 and the Midrug Ltd. rating company announced a rating of Aa1 (negative outlook) for a debt financing in the amount of up to NIS 1.5 billion through an issuance of new Debentures (copies of the rating reports are attached hereto).

It is emphasized that the issuance (if and to the extent performed) is subject to the receipt of all the approvals required by law, including the approval of the Board of Directors of the Company in connection with the terms and structure of the issuance, the publication of the amendment to the Shelf Prospectus, the publication of the shelf offer report and receipt of the Stock Exchange's approval to list the Debentures for trade.

It is further clarified that, as of the present time, the terms of the Debentures offered to the public and the scope of the financing, as well as the date of the financing, have not yet been determined, and there can be no certainty or guarantee by the Company that the financing will take place. In this respect, it is further noted that the financing amount to which the aforementioned approval in-principle referred includes also the possible acceleration of the financing of a portion of the amounts intended for financing during 2012 in accordance with the Company's work plans, and that the actual scope of the financing will be dependent, inter alia, on market conditions at the time of the financing.

1  Present rating – ilAA+/negative.